FOR IMMEDIATE RELEASE

                   DELCHAMPS AND JITNEY-JUNGLE
              EXECUTE PROPOSED FTC CONSENT AGREEMENT


     Mobile, Alabama, September 10, 1997. Delchamps, Inc. (NASDAQ NMS-DLCH) announced today that it and Jitney-Jungle Stores of America, Inc. have executed an agreement on the terms of a proposed consent decree which will, if approved by the Federal Trade Commission, allow Jitney-Jungle to acquire Delchamps under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Delchamps said the consent agreement is now under consideration by the Commission and its staff. Jitney-Jungle has asked for a decision prior to the September 12th expiration of its tender offer for Delchamps common stock, although Jitney-Jungle cannot predict its timing or outcome.

     Yesterday, Jitney-Jungle announced that it had obtained the consent of holders of its 12% Senior Notes due 2006 to amend the Senior Notes Indenture in order to permit Jitney's acquisition of Delchamps and related financing. Therefore, the noteholder consent condition in the tender offer has been satisfied.

     As of the close of business on September 10, 1997, approximately 2,004,766 shares of Delchamps common stock had been tendered and not withdrawn. In addition, Delchamps has been advised by the Trustee of its Employee Stock Ownership Plan that as of September 9, 1997, the Trustee had received instructions from ESOP participants to tender 912,370 shares of Delchamps common stock held in the ESOP. The shares tendered and the ESOP shares as to which the Trustee has received instructions to tender represent approximately 40.5% of Delchamps' outstanding common stock.

     As previously announced, Delchamps and Jitney-Jungle have entered into a merger agreement under which Jitney-Jungle's subsidiary, Delta Acquisition Corporation, commenced a $30 per share cash tender offer for all outstanding shares of Delchamps which will expire at 5:00 p.m. New York City time, on Friday, September 12, 1997, unless extended.

     CONTACT:  Timothy  E.  Kullman,  Senior   Vice   President,  CFO,
Secretary,  Treasurer  of Delchamps, 334-433-0431, Ext. 217,  or  fax,
334-438-4586.